

Certified Public Accountants
and Financial Advisors

ComHear, Inc.

Financial Statements
December 31, 2015 and 2014

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ComHear, Inc.

We have audited the accompanying financial statements of ComHear, Inc., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ComHear, Inc. as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

SQUAR MILNER LLP

Squar Milner LLP

San Diego, California
November 14, 2016

COMHEAR, INC.
BALANCE SHEETS
December 31, 2015 and 2014

	2015	2014
ASSETS		
Current assets:		
Cash and cash equivalents	$ 459,822	$ 2,606,532
Accounts receivable	–	35,920
Prepaid expenses and other current assets	52,174	58,597
Total current assets	511,996	2,701,049
Plant, property and equipment, net	12,147	–
Total assets	$ 524,143	$ 2,701,049
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 136,397	$ 697,213
Accrued expenses and other current liabilities	64,078	756,452
Deferred revenue - current	125,000	100,000
Total current liabilities	325,475	1,553,665
Convertible notes payable, net of debt discount	6,733,080	3,980,000
Accrued interest – convertible notes payable	493,079	26,003
Deferred revenue - non-current	263,105	363,105
Total liabilities	7,814,739	5,922,773
Stockholders' deficit:		
Common stock par value $0.0001: 300,000,000 and 50,000,000 shares authorized at December 31, 2015 and 2014, respectively; 17,115,059 shares issued and outstanding as of December 31, 2015 and 2014	1,712	1,712
Additional paid-in capital	7,030,537	6,637,714
Accumulated deficit	(14,322,845)	(9,861,150)
Total stockholders' deficit	(7,290,596)	(3,221,724)
Total liabilities and stockholders' deficit	$ 524,143	$ 2,701,049

The accompanying notes are an integral part of these financial statements.

COMHEAR, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2015 And 2014

	2015	2014
REVENUES:		
Service income	$ 322,013	$ 224,905
Product sales	–	96,116
Shipping revenue	–	7,151
	322,013	328,172
COST OF REVENUES	27,258	101,265
GROSS PROFIT	294,755	226,907
OPERATING EXPENSES:		
Professional fees	995,695	1,558,319
Compensation	1,803,665	2,552,919
Selling, general and administrative	592,898	1,324,051
Research and development	817,809	1,859,500
Total operating expenses	4,210,067	7,294,789
LOSS FROM OPERATIONS:	(3,915,312)	(7,067,882)
OTHER INCOME (EXPENSE):		
Interest expense	(544,277)	(136,260)
Other income (expense)	–	44,157
Total other income (expense)	(544,277)	(92,103)
LOSS BEFORE PROVISION FOR INCOME TAXES	(4,459,589)	(7,159,985)
PROVISION FOR INCOME TAXES	(2,106)	(4,717)
NET LOSS	$ (4,461,695)	$ (7,164,702)

The accompanying notes are an integral part of these financial statements.

COMHEAR, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For The Years Ended December 31, 2015 And 2014

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance – January 1, 2014	7,578,651	$ 758	$ 216,937	$ (2,696,448)	$ (2,478,753)
Proceeds from issuance of common stock	3,880,059	388	4,772,086	–	4,772,474
Stock issuance costs	–	–	(337,670)	–	(337,670)
Conversion of convertible notes and accrued interest to common stock	186,990	19	229,979	–	229,998
Common stock issued pursuant to legal settlement	750,000	75	922,425	–	922,500
Reverse acquisition transaction adjustment	4,719,359	472	745,525	–	745,997
Stock-based compensation expense	–	–	88,432	–	88,432
Net loss	–	–	–	(7,164,702)	(7,164,702)
Balance – December 31, 2014	17,115,059	1,712	6,637,714	(9,861,150)	(3,221,724)
Stock-based compensation expense	–	–	80,889	–	80,889
Discount on convertible notes from beneficial conversion features and attached warrants	–	–	311,934	–	311,934
Net loss	–	–	–	(4,461,695)	(4,461,695)
Balance – December 31, 2015	17,115,059	$ 1,712	$ 7,030,537	$ (14,322,845)	$ (7,290,596)

The accompanying notes are an integral part of these financial statements.

COMHEAR, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (4,461,695)	$ (7,164,702)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	80,889	88,432
Depreciation	2,509	–
Amortization of debt discount	77,984	–
Noncash interest expense	467,076	30,000
Changes in operating assets and liabilities:		
Accounts receivable	35,920	17,156
Prepaid expenses and other current assets	6,423	60,737
Accounts payable	(560,816)	197,373
Accrued expenses and other current liabilities	(692,374)	708,955
Deferred revenue	(75,000)	463,105
Net cash used in operating activities	(5,119,084)	(5,598,944)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash acquired through acquisition of Taida Company, LLC	–	199,617
Purchase of fixed assets	(14,656)	–
Net cash (used in) provided by investing activities	(14,656)	199,617
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of convertible notes	2,987,030	3,980,000
Proceeds from issuance of common stock	–	4,772,474
Stock issuance costs	–	(337,670)
Repayment of convertible notes	–	(450,000)
Net cash provided by financing activities	2,987,030	7,964,804
Net change in cash	(2,146,710)	2,565,477
Cash – beginning of reporting period	2,606,532	41,055
Cash – end of reporting period	$ 459,822	$ 2,606,532
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ –	$ 100,706
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Discount from beneficial conversion feature on convertible		
Notes payable and attached warrants	$ 311,934	$ –
Conversion of convertible notes and accrued interest into common stock	$ –	$ 200,000
Common stock issued to settle liability	$ –	$ 922,500
Reverse acquisition transaction adjustment	$ –	$ 745,997
Assets acquired and liabilities assumed through share exchange as follows:		
Accounts receivables	$ –	$ 53,076
Inventory	$ –	$ 2,105
Prepaid inventory	$ –	$ 80,228
Prepaid expenses and other current assets	$ –	$ 22,847
Property and equipment, net	$ –	$ 1,614
Accounts payable and accrued expenses	$ –	$ 163,490
Convertible note	$ –	$ 550,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND OPERATIONS

ComHear, Inc. (formerly Playbutton Corporation) ("we", "us", "our", or the "Company") was incorporated on October 12, 2012 under the laws of the State of Delaware under the name Playbutton Acquisition Corp. On February 21, 2013, the Company changed its name to Playbutton Corporation. On December 5, 2013, the Company entered into and on January 17, 2014 consummated a unit exchange agreement with Taida Company, LLC ("Taida") and the members of Taida, and on January 28, 2014, the Company changed its name to ComHear, Inc. Comhear is an audio technology Company focused on the development and commercialization of its sound beaming technology – MyBeam.

2. SIGNIFICANT ACCOUNTING POLICIES

The management of the Company is responsible for the selection and use of appropriate accounting policies and the appropriateness of accounting policies and their application. Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The Company's significant and critical accounting policies and practices are described below.

Basis of Presentation and Consolidation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. Significant estimates used in preparing the financial statements include those assumed in computing valuation allowance for deferred tax assets and estimates and assumptions used in valuation of equity instruments.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Certain Risks and Concentration

Financial instruments that subject the Company to concentrations of credit risk consisted principally of temporary cash deposits and accounts receivable. The Company maintains cash balances at financial institutions located in the United States and secured by the Federal Deposit Insurance Corporation up to $250,000. At times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

The Company's customers are granted credit based on an evaluation of each customer's financial condition. Two customers accounted for approximately 87% and 12% and 48% and 12%, respectively, of the Company's total revenues as of December 31, 2015 and 2014. Two customers accounted for 73% and 27%, respectively, of the Company's total accounts receivable as of December 31, 2014. There were no accounts receivable as of December 31, 2015. A reduction in sales from or loss of such customers could have a material adverse effect on the Company's results of operations and financial condition. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts. The Company performs on-going credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by the review of their current credit information; and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and economic conditions. The Company did not record an allowance for doubtful account as of December 31, 2015 and 2014.

Revenue Recognition

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605-10 for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

We classify our revenues primarily as either product revenue or service revenue.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Product Revenue

The Company derives its revenues from sales contracts with customers with revenues being generated upon the shipment of merchandise. Persuasive evidence of an arrangement is demonstrated via sales invoice or contract; product delivery is evidenced by warehouse shipping log as well as a signed bill of lading from the vessel or rail company and title transfers upon shipment, based on free on board ("FOB") warehouse terms; the sales price to the customer is fixed upon acceptance of the signed purchase order or contract and there is no separate sales rebate, discount, or volume incentive. When the Company recognizes revenue, no provisions are made for returns because, historically, there have been very few sales returns and adjustments that have impacted the ultimate collection of revenues.

Product sales do not include maintenance or service contracts. Except in connection with consignment agreements, there is no right of return for products. In addition, products are warrantied against defects in workmanship for one (1) year in the United States and for periods prescribed by law in foreign jurisdictions.

Service revenue

Service revenue is derived from non-recurring product development revenues and professional services consulting revenue related to the design, manufacturing, and optimization of the Company's audio technologies. Revenue associated with product development is recognized ratably over the contract period, which typically ranges from a minimum of one month to a maximum of less than a year. Consulting revenues are recognized ratably over the service periods.

Shipping and Handling Costs

The Company accounts for shipping and handling fees in accordance with paragraph FASB ASC 605-45. Under this guidance, amounts charged to customers for shipping products are included in revenues and the related costs are classified in cost of goods sold as incurred.

Stock-Based Compensation

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. The Company uses the Black-Scholes option valuation model to estimate the fair value of its stock options at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of stock options.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation (continued)

The Company uses historical data among other information to estimate the expected price volatility, the expected annual dividend, the expected option life and the expected forfeiture rate. The grant date estimated fair value is recognized over the period during which an employee is required to provide service in exchange for the award, which is generally the option vesting period. Stock-based payment transactions with nonemployees is measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

The following weighted average assumptions were used for grants issued during the years ended December 31, 2015 and 2014 under the ASC No. 718 requirements:

	2015	2014
Average expected life (years)	3.5	3.5
Average expected volatility	42.88%	47.99%
Average risk free interest rate	1.31%	1.54%
Average expected dividend yield	–	–
Forfeiture rate	50.0%	71.1%

Beneficial Conversion Feature of Convertible Note Payable

Debt discount is recorded in connection with the issuance of convertible debt instruments either when there is a Beneficial Conversion Feature ("BCF") or when warrants to purchase common stock are issued in connection with the debt instrument. A BCF exists if the conversion price of the convertible debt instrument is less than the stock price on the commitment date. The value of a BCF is equal to the intrinsic value of the feature, which is determined based on the difference between the effective conversion price and the fair value of the underlying common stock into which it is convertible. The instrinsic value of the BCF is recorded as debt discount. When warrants are issued in connection with convertible debt, the proceeds received are allocated to each instrument on a relative fair value basis, and the amount allocated to the warrants is recorded as additional debt discount. The effective conversion price is determined by dividing the proceeds allocated to the debt by the number of shares of stock issuable upon conversion. Debt discount resulting from a BCF or warrants is recorded as additional paid in capital and as a debt discount in the balance sheet, and is amortized as interest expense over the term of the debt agreement.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development

Research and development is expensed as incurred. Research and development expenses for the years ended December 31, 2015 and 2014 were $817,809 and $1,859,500, respectively.

Advertising

Advertising costs for the Company are charged to operations as incurred. Advertising expenses for the years ended December 31, 2015 and 2014 were $2,300 and $136,410, respectively.

Income Taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statement of Operations in the period that includes the enactment date.

Management makes judgments as to the interpretation of the tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. In management's opinion, adequate provisions for income taxes have been made for all years. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*. This update requires lessees to recognize at the lease commencement date a lease liability, which is the lessee's obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use assets, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees will no longer be provided with a source of off-balance sheet financing. This update is effective for financial statements issued for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application is permitted for all nonpublic business entities upon issuance. Management has not yet completed their analysis of the potential impact of this new guidance on the Company's financial statements.

In November 2015, the FASB issued ASU No. 2015-17, *Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes*. This update requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. This ASU is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Management has not yet completed their analysis of the potential impact of this new guidance on the Company's financial statements.

In August 2015, the FASB issued ASU No. 2015-15, *Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements*. ASU 2015-15 clarified the presentation and subsequent measurement of debt issuance costs related to line-of-credit arrangements. Such costs may be presented in the balance sheet as an asset and subsequently amortized ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 and ASU 2015-15 are effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. Early adoption is permitted for financial statements that have not been previously issued. Management has not yet completed their analysis of the potential impact of this new guidance on the Company's financial statements

In April 2015, the FASB issued ASU No. 2015-03, *Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs*. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 is to be applied retrospectively and represents a change in accounting principle.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Pronouncements (continued)

The amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. Early adoption is permitted for financial statements that have not been previously issued. Management has not yet completed their analysis of the potential impact of this new guidance on the Company's financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This guidance amends the existing FASB Accounting Standards Codification, creating a new Topic 606, *Revenue from Contracts with Customer*. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which deferred the effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2018. Earlier application is permitted. Management has not yet completed their analysis of the potential impact of this new guidance on the Company's financial statements.

Reclassifications

Certain prior year reclassifications have been made for consistent presentation. These reclassifications had no effect on previously reported results of operations or stockholders' deficit.

3. LIQUIDITY

As of December 31, 2015 and 2014, the Company had $459,822 and $2,606,532, respectively, in cash and working capital of $186,521 and $1,147,384, respectively. For the year ended December 31, 2015 and 2014, the Company incurred a net loss of $4,461,695 and $7,164,702, respectively, and has an accumulated deficit of $14,322,845 and $9,861,150, respectively, through December 31, 2015 and 2014.

For the years ended December 31, 2015 and 2014, cash used in operating activities was $5,119,084 and $5,598,944, respectively. To date, the Company's revenues and operating cash flows have not been sufficient to sustain its operations and it has relied on debt and equity financing to fund its operations. The Company's ability to continue as a going concern is dependent upon our ability to raise additional capital on a timely basis until such time as revenues and related cash flows are sufficient to fund our operations.

3. LIQUIDITY (continued)

Although management believes that the additional required funding will be obtained when needed through future debt or equity financing, there is no guarantee the Company will be able to obtain the additional required funds on a timely basis or that funds will be available on terms acceptable to the Company. Subsequent to December 31, 2015 through June 2016, the Company received proceeds totaling $1,732,000 through convertible promissory notes with various investors (Note 11).

4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

At December 31, 2015 and 2014, accrued expenses and other current liabilities consisted of the following:

		2015		2014
Accrued expenses	$	34,793	$	698,353
Accrued vacation		29,285		57,946
Other liabilities		-		153
	$	64,078	$	756,452

5. DEFERRED REVENUE

At December 31, 2015 and 2014, the Company had $388,105 and $463,105, respectively, of deferred revenue which represents fees that have been received by Company for commitments that have not been substantially completed. The Company expects to fully recognize the remaining revenue by December 31, 2019.

6. CONVERTIBLE NOTES PAYABLE

Convertible Notes

On January 17, 2014, four (4) Note-holders converted principal in the aggregate amount of $200,000 and interest in the amount of $29,998 into 186,990 shares of the Company's common stock as part of a private placement of the Company's common stock at an offering price of $1.23 per share. The remaining Note-holders were repaid principal of $450,000 and interest in the amount of $100,000.

On July 30, 2014, the Company entered into a convertible note purchase agreement for the issuance of up to $2.5 million in convertible notes ("Convertible Notes") with certain accredited investors. The Convertible Notes were amended on October 23, 2014 and December 17, 2014.

6. CONVERTIBLE NOTES PAYABLE (continued)

Convertible Notes (continued)

Terms of the amended agreement provided for interest rate of 8% per annum, maturity date of two years from date of issuance, maximum conversion price equal to the lower of $1.11 or 80% of the Next Financing (as defined) and one-to-one warrant coverage on principal upon conversion. As of December 31, 2014 the Company had issued and sold Convertible Notes in the aggregate principal amount of $3,980,000. Accrued interest recorded for the Convertible Notes was $26,003 at December 31, 2014.

On June 12, 2015 the Board of Directors provided consent to restate certain terms of the convertible note purchase agreement ("Second Amended and Restated Convertible Notes") and amended the terms of the convertible note purchase agreement to increase the authorized issuance to $8.0 million in convertible notes. The Second Amended Convertible Notes bear simple interest at a rate of 8% per annum and all principal and accrued interest is due and payable on the earlier to occur of June 12, 2017 or upon the occurrence of event of default. In addition the Second Amended Convertible Notes provided for a maximum conversion price equal to the lower of $0.10 or 80% of the Next Financing (as defined) and one-to-one warrant coverage on principal upon conversion.

Further, the Second Amended Convertible and Restated Convertible Notes issued an additional warrant solely to existing holders of common stock of the Company who purchased notes in the First Subsequent Closing (as defined) in a dollar amount equal to at least 10% of the number of shares of the Company's common stock held.

On December 11, 2015 the Board of Directors amended the terms of the convertible note purchase agreement ("Second Amended & Restated Convertible Notes) to increase the authorized issuance to $8.5 million in convertible notes.

The total convertible note payable as of December 31, 2015 is presented net of debt discount totaling $233,950. Accrued interest recorded for the Convertible Notes is $493,079 at December 31, 2015.

Debt Discount

In connection with the Second Amended Convertible and Restated Convertible Notes in June 2015, the Company issued a total of 5,458,890 warrants solely to existing holders of common stock of the Company for an exercise price of $0.10 per share and a five-year term. The beneficial conversion feature resulting from the discounted conversion price compared to the market price was calculated based on the date of grant to be $155,967 after adjusting the effective conversion price for the relative fair value of the Note proceeds compared to the fair value of the attached warrants and Note. In addition to this discount related to the beneficial conversion feature, an additional discount of $155,967 was recorded based on the estimated fair value of the 5,458,890 warrants issued in connection with this debt.

6. CONVERTIBLE NOTES PAYABLE (continued)

Debt Discount (continued)

This value was derived using the Black-Scholes valuation model. As such the total debt discount was $311,934, and the total amortized to interest expense through December 31, 2015 was $77,984.

7. RELATED PARTY TRANSACTIONS

Financing Agreements

The face value of convertible notes payable held by directors of the Company at December 31, 2015 and 2014 weas $2,175,787 and $1,300,000 respectively. Subsequent to December 31, 2015, the Company issued additional convertible notes payable to directors of the Company in the aggregate amount of $565,000 (Note 11).

On December 20, 2012, the Company entered into a consulting agreement with Parte, LLC, a shareholder in the Company, to provide marketing and business development services. Parte, LLC was to be compensated $4,000 per month for its services. The Company compensated Parte, LLC $16,154 under this agreement during the year ended December 31, 2014. The consulting agreement was terminated May 3, 2014.

The Company received consulting services on a month to month basis by the daughter of its former president and chief executive officer. Compensation provided for services during the years ended December 31, 2015 and 2014 was $30,480 and $55,000, respectively.

8. COMMITMENTS AND CONTINGENCIES

Office Lease

The Company leased office space on a month-by-month basis located at the personal residence of its president and chief executive officer. Monthly rental payments were $825. The Company vacated the premises and ended the lease June 30, 2014. Rent expense was $0 and $4,950, respectively, under the lease for the years ended December 31, 2015 and 2014.

Settlement

On December 9, 2013, Soundli, Inc., Soundli, LLC and Alex Hern (together, the "Soundli Parties") entered into a settlement agreement with Taida, Randy Granovetter, and Mike Silva (together, the Taida Parties) and Playbutton, pursuant to which Playbutton would issue 750,000 shares of its common stock to the Soundli Parties and Taida would pay an

8. COMMITMENTS AND CONTINGENCIES (continued)

Settlement (continued)

aggregate of $100,000 in cash (of which $50,000 was contingent on the closing of the Taida Transaction) to the Soundli Parties in exchange for a mutual release of any and all claims existing as of the date of the settlement agreement. The Company issued 750,000 shares of its common stock on February 10, 2014 and has compensated the Soundli Parties in full in each case in accordance with the terms of the settlement agreement.

Registration Rights

In connection with a private placement of its securities conducted between December 2013 and March 2014, the Company entered into a registration rights agreement with the investors pursuant to which the Company agreed to prepare and file, within 120 days from the consummation of the minimum offering of 2,209,261 shares (the "Trigger Date"), and at the Company's expense, a registration statement under the Securities Act of 1933 for purposes of registering the resale of the shares made part of the Units offered thereby.

The Company also agreed to obtain the effectiveness of the registration statement as soon as possible, but no later than the 210th day following the consummation of the minimum offering of 2,209,261 shares as outlined in its December 2013 Private Placement Memorandum. The Company further agreed to keep the registration statement effective for a period of one year, unless all of the shares purchased pursuant to this offering are eligible for resale under Rule 144 under the Securities Act of 1933, without restriction under the volume limitations under the Rule.

As of October 31, 2014, the Company's registration statement had not been filed. The Company accrued liquidated damages of $222,691 due to the Company failing to meet the effectiveness deadline.

In October 2014 as an inducement to prospective investors in the Company's Convertible Notes, the Company solicited and received shareholder consent to terminate the registration agreements associated with both the Initial Private Placement and the Secondary Private Placement and to irrevocably waive any and all rights to receive payment of accrued or accruing penalties and any additional claims of any kind or character against the Company relating to the prior obligations of the Company under there registration rights agreements. Accordingly, the previously accrued liquidated damages were written off.

8. COMMITMENTS AND CONTINGENCIES (continued)

Agreements with Placement Agents and Finders

In December 2013, the Company entered into a Financial Advisory and Investment Banking Agreement with WFG Investments, Inc. ("WFG") (the "WFG Advisory Agreement"). Pursuant to the WFG Advisory Agreement, WFG acted as the Company's financial advisor and placement agent in connection with a best efforts private placement (the "Financing") of up to $5 million of the Company's equity securities (the "Securities") that took place between December 2013 and March 2014, as amended. The WFG Advisory Agreement provided for a fee, payable in cash at the closing of the Financing, in an amount equal to 8% of the aggregate gross proceeds raised in the Financing from the sales of shares placed by WFG and 2% of the gross proceeds from the sales of shares placed by officers of the Company.

Along with the above fees, the Company paid $10,000 for expenses incurred in connection with this financing. During the years ended December 31, 2015 and 2014 commissions paid to WFG amounted to $0 and $315,897, respectively.

Compensation of Directors

The Company agreed to compensate its chairman of the board, Mark Hill, for his services as chairman, at $65,000 per year. In connection with his appointment during 2012, the Company also agreed to grant Mr. Hill an option to purchase 150,000 shares of its common stock, at an exercise price of $1.00 per share. The Company terminated Mr. Hill's cash board compensation effective September 30, 2014. During the years ended December 31, 2015 and 2014, cash compensation paid to Mr. Hill totaled $0 and $48,750, respectively. Mr. Hill resigned as a director on May 26, 2015.

Office Lease - New York City

The Company sublet its New York City office space on a month-to-month basis. Monthly rental amounts were adjusted based on occupancy. Effective June 30, 2014, the Company vacated the space. Rent expense was $0 and $21,000 for the years ended December 31, 2015 and 2014, respectively.

Office Lease – San Diego

On February 11, 2015 the Company entered into a 25-month sub-lease for 3,750 square feet to house its offices in San Diego, California. On October 20, 2015 this sub-lease was amended reducing premises to 1,700 square feet. Rent expense was $93,690 and $0 for the years ended December 31, 2015 and 2014, respectively. The term applicable to the amended sub-lease expires December 31, 2016 and total base rent payable over the lease period is $58,140.

9. STOCKHOLDERS' DEFICIT

Authorized Shares

Upon formation the total authorized capital stock of the corporation was 25 million shares of Common Stock, par value $0.0001. On January 28, 2014, the Company filed with the Delaware Secretary of State an amendment to its certificate of incorporation for purposes of changing the Company's corporate name from "Playbutton Corporation" to "ComHear, Inc." and increasing the Company's authorized capital from 25 million shares, $0.0001 par value common stock to 50 million shares, $0.0001 par value common stock. The amendment was approved by the written consent of the holders of a majority of the outstanding shares of common stock of the Company.

On June 11, 2015, the Company filed with the Delaware Secretary of State an amendment to its certificate of incorporation for purposes of increasing the Company's authorized capital from 50 million shares, $0.0001 par value common stock to 300 million shares, $0.0001 par value common stock.

The amendment was approved by the written consent of the holders of a majority of the outstanding shares of common stock of the Company.

Common Stock

On December 5, 2013, the Company entered into and on January 17, 2014 consummated a unit exchange agreement with Taida and the members of Taida. The Company issued 7,578,651 shares of the Company's common stock to the members of the Taida in exchange for all of the outstanding membership units of Taida. As a result of the Taida Transaction (see Note 1) the Company had a deemed issuance of 4,719,359 shares of common stock.

On January 17, 2014, the Company conducted an initial closing of a private placement of the Company's shares of common stock, pursuant to which the Company sold a total of 2,244,090 shares of its common stock, including the cancellation of $229,998 of indebtedness. The shares issued in connection with this initial closing and cancellations of indebtedness were issued on February 10, 2014. In February and March 2014, the Company sold 1,822,959 shares of common stock to investors in connection with the private placement of the Company's stock. The total proceeds from the 2014 private placements were $4,472,086 net of fees of $337,670.

9. STOCKHOLDERS' DEFICIT (continued)

Adoption of 2012 Equity Incentive Plan

On October 12, 2012, the Board of Directors of the Company adopted the 2012 Equity Incentive Plan, whereby the Board of Directors authorized 1,200,000 shares of the Company's common stock to be reserved for issuance (the "Plan"). In January 2014 the Company increased the reserved shares to 2,500,000. In October 2014 the Company received shareholder consent to further increase the reserved shares to 3,750,000. In October 2015 the Company received shareholder consent to further increase the reserved shares to 35,000,000. Grants to be made under the Plan are limited to the Company's employees, including employees of the Company's subsidiaries, the Company's directors and consultants and advisors to the Company. The recipient of any grant under the Plan, and the amount and terms of a specific grant, is determined by the Board of Directors. Should any option granted or stock awarded under the Plan expire or become un-exercisable for any reason without having been exercised in full or fail to vest, the shares subject to the portion of the option not so exercised or lapsed will become available for subsequent stock or option grants.

Options

The following is a summary of the Company's option activity for the years ended December 31, 2015 and 2014:

	Options	Weighted Average Exercise Price
Outstanding – December 31, 2013	150,000	$ 1.00
Granted	2,909,255	1.23
Outstanding – December 31, 2014	3,059,255	$ 1.22
Granted	480,000	1.23
Forfeited/Cancelled	2,085,617	1.23
Outstanding –December 31, 2015	1,453,638	1.23
Exercisable – December 31, 2015	1,067,049	1.23

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1.23	1,453,638	8.92	1.23	1,067,409	1.23

9. STOCKHOLDERS' DEFICIT (continued)

Options (continued)

During the years ended December 31, 2015 and 2014, the Company recognized $72,804 and $83,671, respectivley in stock-based compensation for vested options. The Company had $157,717 in stock-based compensation associated with unvested options that is expected to be recognized as they become vested through December 31, 2019.

Warrants

The following is a summary of the Company's warrant activity for the years ended December 31, 2015 and 2014:

	Warrants	Weighted Average Exercise Price
Outstanding – December 31, 2013	1,264,075	$ 1.50
Granted	275,000	1.23
Outstanding – December 31, 2014	1,539,075	$ 1.45
Granted	5,458,890	0.10
Outstanding –December 31, 2015	6,997,965	0.40
Exercisable – December 31, 2015	6,839,840	0.38

	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10 – $1.50	6,997,965	3.19	$ 0.40	6,839,840	$ 0.38

The previously outstanding warrants as of December 31, 2014 of 1,539,075 were issued to non-employees in connection with services performed for the Company. In 2015, the Company issued 5,458,890 warrants to holders of the Company's convertible debt (Note 6). Stock-based compensation is recognized in connection with the previously outsatanding warrants ratably over the expected vesting period. During the years ended December 31, 2015 and 2014, the Company recognized $8,085 and $4,761, respectively, in stock-based compensation relating to these warrants.

As of December 31, 2015, there is $22,728 of additional stock-based compensation expense that is expected to be recognized over the remaining vesting period through December 31, 2018.

10. INCOME TAX PROVISION

The income tax provision consists of the following as of December 31, 2015 and 2014:

	2015	2014
Current	$ 2,106	$ 4,717
Deferred	–	–
Income tax provision	$ 2,106	$ 4,717

The Company has U.S. federal net operating loss carryovers (NOLs) of approximately $12,219,000 at December 31, 2015 available to offset taxable income through 2032. If used, these NOLs may be subject to limitation under Internal Revenue Code Section 382 should there be a greater than 50% ownership change as determined under the regulations. The Company plans on undertaking a detailed analysis of any historical and/or current Section 382 ownership changes that may limit the utilization of the net operating loss carryovers. The Company also has California State Net Operating Loss carryovers of approximately $8,220,000, as of December 31, 2015 available to offset future taxable income through 2032.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future generation for taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance.

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a comprehensive model for how a company should recognize, present, and disclose uncertain positions that the Company has taken or expects to take in its tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the net benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry-forward or amount of tax refundable is reduced) for unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

10. INCOME TAX PROVISION (continued)

If applicable, interest costs related to the unrecognized tax benefits are required to be calculated and would be classified as "Other expenses - Interest" in the statement of operations. Penalties would be recognized as a component of "Selling, general and administrative."

No interest or penalties on unpaid tax were recorded during the years ended December 31, 2015. As of December 31, 2015, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

The Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the following at December 31, 2015 and 2014:

Deferred Tax Assets	2015	2014
Net operation loss carryovers	$ 4,773,232	$ 3,132,314
Stock compensation	67,448	35,226
Deferred revenue	154,599	–
Accruals and other	24,070	71,169
	5,019,349	3,238,709
Valuation allowance	(5,019,349)	(3,238,709)
Net deferred tax asset	$ –	$ –

The expected tax expenses based on the statutory rate is reconciled with actual tax expense benefits as follows at December 31, 2015 and 2014:

	2015	2014
US Federal statutory rate	$ (1,516,260)	$ (2,434,395)
State and local income tax, net of federal benefit	1,390	3,113
Change in valuation allowance	1,513,878	2,414,067
Other permanent differences	3,098	21,932
Income tax provision	$ 2,106	$ 4,717

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 14, 2016, the date on which the financial statements were available to be issued.

Convertible Note Financing

Subsequent to December 31, 2015 and through November 14, 2016, the Company had issued and sold Second Amended and Restated Convertible Notes in the aggregate principal amount of $1,732,000 of which total payable to directors of the Company was $565,000.